Exhibit 99.1

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ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for September 2020 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for September 2020 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In September 2020, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group decreased by 23.67% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic routes increased by 6.55%, and for regional and international routes decreased by 92.25% and 89.88%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) decreased by 27.53%. Of which, passenger traffic for domestic routes increased by 1.63%, and for regional and international routes decreased by 96.18% and 92.72%, respectively as compared to the same period last year. The passenger load factor was 77.60%, representing a decrease of 4.14 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes decreased by 3.80, 35.04 and 22.75 percentage points, respectively, as compared to the same period last year.

In terms of cargo operations, in September 2020, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 0.97% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) decreased by 1.05% as compared to the same period last year. The cargo and mail load factor was 50.59%, representing a decrease of 1.04 percentage points as compared to the same period last year.

In September 2020, the Group has newly launched the following major routes: Shenzhen-Taiyuan-Shenzhen, Xiamen-Nanjing-Shenyang-Nanjing-Xiamen (each seven flights per week).

In September 2020, the Group introduced two A321NEO aircraft and terminated the lease of one EMB190 aircraft. As of the end of September 2020, the Group operated a fleet of 854 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	1	0	5
Airbus 350 Series	0	6	0	6
Airbus 330 Series	4	29	13	46
Airbus 320 Series	95	100	116	311
Boeing 787 Series	4	25	8	37
Boeing 777 Series	8	21	0	29
Boeing 737 Series	156	82	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	8	14
ARJ21 Series	1	2	0	3

Total	280	266	308	854

KEY OPERATION DATA OF SEPTEMBER 2020

Traffic	September 2020			Cumulative 2020
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	16,609.03	12.96	1.63	91,479.47	-37.35
Regional	8.16	77.39	-96.18	203.93	-92.32
International	515.96	11.32	-92.72	11,767.10	-81.96

Total	17,133.15	12.92	-27.53	103,450.50	-51.64

RTK (in million)
Domestic	1,631.80	17.30	0.33	9,009.42	-35.91
Regional	1.54	212.00	-92.77	23.98	-90.50
International	568.29	4.60	-49.87	5,290.13	-47.03

Total	2,201.63	13.79	-20.84	14,323.53	-41.05

RTK - Cargo and Mail (in million)
Domestic	148.34	34.64	-13.16	953.77	-23.66
Regional	0.81	794.05	-63.38	6.20	-68.28
International	522.54	4.03	3.31	4,267.03	-0.47

Total	671.69	9.65	-1.05	5,227.01	-5.92

Passengers carried (in thousand)
Domestic	11,096.80	8.23	2.51	61,581.27	-36.04
Regional	7.95	84.67	-95.04	180.31	-90.96
International	80.84	9.95	-95.21	2,516.41	-83.60

Total	11,185.58	8.28	-11.73	64,277.99	-43.43

Cargo and mail carried (in thousand tonnes)
Domestic	90.86	31.59	-12.96	583.31	-23.88
Regional	0.83	919.68	-58.72	5.99	-65.41
International	55.38	5.75	-7.84	462.67	-7.46

Total	147.07	21.05	-11.67	1,051.97	-18.04

Capacity	September 2020			Cumulative 2020
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	21,169.71	6.29	6.55	128,703.03	-26.81
Regional	23.91	164.02	-92.25	429.10	-87.68
International	885.73	10.37	-89.88	17,757.11	-77.34

Total	22,079.35	6.51	-23.67	146,889.24	-43.00

ATK (in million)
Domestic	2,429.01	6.09	6.88	14,547.56	-27.01
Regional	3.28	220.61	-91.14	54.76	-86.42
International	882.44	5.17	-45.14	8,909.78	-37.37

Total	3,314.74	5.91	-15.40	23,512.10	-31.97

ATK - Cargo and Mail (in million)
Domestic	523.74	5.39	8.10	2,964.29	-27.76
Regional	1.13	441.84	-87.84	16.14	-82.02
International	802.73	4.68	-2.23	7,311.64	1.91

Total	1,327.60	5.03	0.97	10,292.07	-9.47

Load Factor	September 2020			Cumulative 2020
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	78.46	4.64	-3.80	71.08	-11.95
Regional	34.11	-16.66	-35.04	47.52	-28.72
International	58.25	0.50	-22.75	66.27	-17.00

Total	77.60	4.41	-4.14	70.43	-12.58

Cargo and Mail Load Factor
Domestic	28.32	6.15	-6.94	32.18	1.73
Regional	71.86	28.31	48.00	38.43	16.64
International	65.10	-0.40	3.49	58.36	-1.39

Total	50.59	2.13	-1.04	50.79	1.91

Overall Load Factor (RTK/ATK)
Domestic	67.18	6.42	-4.38	61.93	-8.60
Regional	46.84	-1.29	-10.54	43.80	-18.81
International	64.40	-0.35	-6.08	59.37	-10.82

Total	66.42	4.60	-4.56	60.92	-9.38

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK—Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

In the first three quarters of 2020, affected by the COVID-19 pandemic, the global aviation industry has experienced severe challenges. With the gradual stabilization of the domestic pandemic control situation, domestic’s civil aviation is showing a steady recovery and development trend, however, due to the impact of the overseas pandemic, the scale of passenger transportation on international routes continues to remain low. In the face of unprecedented difficulties, the Group is taking pandemic prevention and control as part of its normal operations. On one hand, the Group has been strengthening its cost control to make every effort to reduce the losses caused by the pandemic and actively seek policy support and, on the other hand, seizing market opportunities to adopt various measures to increase passenger and freight revenue, and to help the Company survive the pandemic smoothly. In view of the huge losses caused by the pandemic to the aviation industry and the global economy, it is expected that the operating results of the Group in the first three quarters of 2020 will be materially and adversely affected. Investors are advised to pay attention to investment risks.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

13 October 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.